FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


For April 11, 2005
Commission File Number:   0-30204
                          -------

                         Internet Initiative Japan Inc.
                 (Translation of registrant's name into English)
 Jinbocho Mitsui Bldg. 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan

                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form

                        20-F [ X ] Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(1): ____

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(7): ____

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the reg-istrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a mate-rial event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [   ]                No  [ X ]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                 -------------

                                  EXHIBIT INDEX


   Exhibit      Date                    Description of Exhibit
   -------      ----                    ----------------------
      1       2005/04/11     IIJ Restates Financial Statements to Reflect Change
                             in Income Tax Expense or Benefit

                                                                       Exhibit 1


    IIJ Restates Financial Statements to Reflect Change
                   in Income Tax Expense or Benefit


    TOKYO--(BUSINESS WIRE)--April 10, 2005--Internet Initiative Japan Inc. (IIJ,
NASDAQ: IIJI) today announced that it will restate its audited financial statements for the three years ended March 31, 2004 and its unaudited financial information for the first three quarters of the year ended March 31, 2005. In connection with a periodic review by the SEC, IIJ concluded, in consultation with its independent auditors, that changes in the deferred income tax asset valuation allowance attributable to the income tax effect of the change in unrealized gains on certain available-for-sale securities should not be recorded in income tax expense (benefit) in continuing operation and should instead be recorded as a separate component of other comprehensive income. This will have the effect of decreasing net loss and decreasing accumulated other comprehensive income for the years ended March 31, 2002 and 2003 and increasing net loss and increasing accumulated other comprehensive income for the year ended March 31, 2004.
    Because the restatement relates to amounts included as income tax expense (benefit) in its statement of operations that are offset by corresponding changes in accumulated other comprehensive income, the restatement does not affect revenues, operating income (loss), loss from operations before income tax expense (benefit), assets and liabilities, total shareholders equity, or net cash items in the statement of cash flows. IIJ's previously reported outlook for the quarter ended March 31, 2005 with respect to annual and sequential increases in revenues and operating income, will not be affected by this restatement. IIJ will record a gain of approximately 1.9 Yen billion from the sale of available-for-sale securities during the quarter ended March 31, 2005 and due to the accounting for intraperiod tax allocation applied for this restatement, the income tax expense related to the income tax of the decrease in unrealized gains in respect of such securities will be reflected in IIJ's accumulated other comprehensive income and not in its statement of operations.
    The following table presents income tax expense (benefit), net loss, accumulated deficit and accumulated other comprehensive income as reported in our previous audited financial statements and the restated corresponding figures on an unaudited basis for the periods indicated.


                                            Thousand of Yen
                                  ------------------------------------
                                                                            2002
                                  ------------------------------------
                                      As           As      Difference
                                   Previously   Restated
                                    Reported
----------------------------------------------------------------------
For the year ended March 31;
----------------------------------------------------------------------
 Income tax expense
  (benefit)                         1,099,035      17,794
----------------------------------------------------------------------
 Net loss                          (7,446,135) (6,364,894)
----------------------------------------------------------------------
As of March 31;
----------------------------------------------------------------------
 Accumulated deficit              (18,208,469)(19,481,026)- 1,272,557
----------------------------------------------------------------------
 Accumulated other
  comprehensive income              1,783,061   3,055,618 + 1,272,557
----------------------------------------------------------------------


                                             Thousand of Yen
                                    ----------------------------------
                                                                            2003
                                    ----------------------------------
                                        As           As     Difference
                                     Previously   Restated
                                      Reported
----------------------------------------------------------------------
For the year ended March 31;
----------------------------------------------------------------------
 Income tax expense
  (benefit)                             911,365      23,152
----------------------------------------------------------------------
 Net loss                           (16,476,822)(15,588,609)
----------------------------------------------------------------------
As of March 31;
----------------------------------------------------------------------
 Accumulated deficit                (34,685,291)(35,069,635)- 384,344
----------------------------------------------------------------------
 Accumulated other
  comprehensive income                  530,266     914,610 + 384,344
----------------------------------------------------------------------


                                            Thousand of Yen
                                  ------------------------------------
                                                                            2004
                                  ------------------------------------
                                      As           As      Difference
                                   Previously   Restated
                                    Reported
----------------------------------------------------------------------
For the year ended March 31;
----------------------------------------------------------------------
 Income tax expense
  (benefit)                        (2,133,011)     32,536
----------------------------------------------------------------------
 Net loss                            (105,139) (2,270,686)
----------------------------------------------------------------------
As of March 31;
----------------------------------------------------------------------
 Accumulated deficit              (34,790,430)(37,340,321)- 2,549,891
----------------------------------------------------------------------
 Accumulated other
  comprehensive income              3,645,558   6,195,449 + 2,549,891
----------------------------------------------------------------------


    As previously reported, the decrease in net loss for the year ended March 31, 2004 from the previous fiscal year primarily reflects a decrease in equity in net loss of equity method investees comprised primarily of equity method net loss and impairment loss on investment, advance and deposits for Crosswave Communications Inc. Net non-operating income, which reflected gains generated by the sale of IIJ's stake in DLJdirect SFG Securities Inc. and the repurchase and cancellation of a portion of convertible notes outstanding, also decreased the net loss. As a result of the restatement, basic and diluted net loss per common share will decrease to 283,136 Yen for the year ended March 31, 2002, decrease to approximately 693,443 Yen for the year ended March 31, 2003 and increase to approximately 71,606 Yen for the year ended March 31, 2004.
    The following table presents unaudited income tax expense (benefit), net income (loss), accumulated deficit and accumulated other comprehensive income
(loss) in the first three quarters of the year ended March 31, 2005 as previously reported and the restated corresponding figures on an unaudited basis for the periods indicated.


                                            Thousand of Yen
                                  ------------------------------------
                                             June 30, 2004
                                  ------------------------------------
                                      As           As      Difference
                                   Previously   Restated
                                    Reported
----------------------------------------------------------------------
For the quarter ended;
----------------------------------------------------------------------
 Income tax expense
  (benefit)                        (1,657,335)     15,089
----------------------------------------------------------------------
 Net income (loss)                  1,434,335    (238,089)
----------------------------------------------------------------------
As of;
----------------------------------------------------------------------
 Accumulated deficit              (33,356,095)(37,578,410)- 4,222,315
----------------------------------------------------------------------
 Accumulated other
  comprehensive income              6,051,370  10,273,685 + 4,222,315
----------------------------------------------------------------------


                                            Thousand of Yen
                                  ------------------------------------
                                           September 30, 2004
                                  ------------------------------------
                                      As           As      Difference
                                   Previously   Restated
                                    Reported
----------------------------------------------------------------------
For the quarter ended;
----------------------------------------------------------------------
 Income tax expense
  (benefit)                           517,379      15,506
----------------------------------------------------------------------
 Net income (loss)                   (272,667)    229,206
----------------------------------------------------------------------
As of;
----------------------------------------------------------------------
 Accumulated deficit              (33,628,762)(37,349,204)- 3,720,442
----------------------------------------------------------------------
 Accumulated other
  comprehensive income              5,327,042   9,047,484 + 3,720,442
----------------------------------------------------------------------


                                            Thousand of Yen
                                  ------------------------------------
                                           December 31, 2004
                                  ------------------------------------
                                      As           As      Difference
                                   Previously   Restated
                                    Reported
----------------------------------------------------------------------
For the quarter ended;
----------------------------------------------------------------------
 Income tax expense
  (benefit)                          (220,980)     39,436
----------------------------------------------------------------------
 Net income (loss)                    919,947     659,531
----------------------------------------------------------------------
As of;
----------------------------------------------------------------------
 Accumulated deficit              (32,708,815)(36,689,673)- 3,980,858
----------------------------------------------------------------------
 Accumulated other
  comprehensive income              5,711,952   9,692,810 + 3,980,858
----------------------------------------------------------------------


    IIJ plans to file restated audited financial statements including the audit report of its independent auditors on Form 6-K after they become available.

    About IIJ

    Founded in 1992, Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI) is one of Japan's leading Internet-access and comprehensive network solutions providers. The company has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. The company's services include high-quality systems integration and security services, Internet access, hosting/housing, and content design.

    Statements made in this press release regarding IIJ's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and managements' current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding the quarter ended March 31, 2005 revenues, operating profitability, and gain from the sale of available-for-sale securities, are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include: IIJ's expectation that net losses will continue or may increase; IIJ's ability to raise additional capital to cover its indebtedness; the possibility that NTT, IIJ's largest shareholder, may decide to exercise substantial influence over IIJ; the impact on IIJ's profits of fluctuations in the price of available-for-sale securities; the impact on IIJ's profits of fluctuations in costs such as backbone costs and subcontractor costs; IIJ's ability to generate significant revenues from its other services such as systems integration; the ability to compete in a rapidly evolving and competitive marketplace; the impact of technological changes in its industry; and other risks referred to from time to time in IIJ's filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.


    CONTACT: IIJ Corporate Communications
             Tel: +81-3-5259-6500
             ir@iij.ad.jp
             http://www.iij.ad.jp/

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        Internet Initiative Japan Inc.



Date:  April 11, 2005                   By:/s/ Koichi Suzuki
                                           -----------------
                                           Koichi Suzuki
                                           President, Chief Executive Officer
                                           and Representative Director